Exhibit (a)(xvii)

América Móvil, S.A.B. de C.V. Announces Final Results of

Tender Offers for Teléfonos de México, S.A.B. de C.V.

Mexico City, Mexico, November 22, 2011—América Móvil, S.A.B. de C.V. (“América Móvil”) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL) today announced the final results of its tender offers for all of the outstanding shares of capital stock (including those shares that are represented by American Depositary Shares (“ADSs”)) of all classes of Teléfonos de México, S.A.B. de C.V. (“Telmex”) that are not already owned, directly or indirectly, by América Móvil. The tender offers expired at 4:00 p.m., Mexico City time (5:00 p.m., New York City time) on November 11, 2011.

Based on a final count by Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa and the tender agent, The Bank of New York Mellon, the following securities were tendered (including shares represented by ADSs): 1,839,596,082 Telmex AA Shares, 57,299,258 Telmex A Shares and 4,057,565,086 Telmex L Shares.

All shares and ADSs that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the tender offers and applicable law. As a result of the tender offers, América Móvil owns 92.99% of Telmex’s outstanding shares.

Based upon these results, América Móvil expects to pay approximately Ps. 62,521,823,973 (equivalent to approximately U.S. $4,566,970,341, based on the exchange rate on November 17, 2011) to tendering shareholders of Telmex.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America. As of September 30, 2011, it had 241.5 million wireless subscribers and 56.4 million fixed revenue generating units in the Americas.

Important Additional Information for the U.S. Offer

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.